UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rockley Photonics Holdings Limited

(Name of Issuer)

Ordinary shares, $0.000004026575398 par value per share

(Title of Class of Securities)

G7614L109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No. G7614L109	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
Wazee Street Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,839,781 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,839,781 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,839,781 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. G7614L109	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
Wazee Street Opportunities Fund V LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,839,781 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,839,781 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,839,781 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. G7614L109	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
R. Michael Collins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,839,781 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,839,781 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,839,781 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. G7614L109	Page 5 of 9 Pages
Item 1.	(a).	Name of Issuer:
Rockley Photonics Holdings Limited
	(b).	Address of issuer’s principal executive offices:
3rd Floor 1 Ashley Road, Altrincham, Cheshire, United Kingdom
Item 2.	(a).	Name of person filing:

This statement is filed by (i) Wazee Street Opportunities Fund V LP, a Delaware limited partnership (“Fund V”); (ii) Wazee Street Capital Management LLC, a Delaware limited liability company (“Wazee Capital”), which serves as the investment manager to Fund V; and (iii) R. Michael Collins, the controlling member of Wazee Capital (“Mr. Collins” and, together with Fund V and Wazee Capital, the “Reporting Persons”). The Reporting Persons may be deemed to share voting and dispositive power with respect to the Ordinary Shares (as defined below) reported herein.

	(b).	Address or principal business office or, if none, residence:
The address of the business office of WA and WGP is: The address of the business office of the Reporting Persons is 8101 E Prentice Ave, Greenwood Village, CO 80111
	(c).	Citizenship:
Wazee Capital and Fund V are organized under the laws of the State of Delaware. Mr. Collins is a United States citizen.
	(d).	Title of class of securities:
Ordinary shares, $0.000004026575398 par value per share (“Ordinary Shares”)
	(e).	CUSIP No.:
G7614L109
Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G7614L109	Page 6 of 9 Pages
Item 4.	Ownership.
	(a)	Amount beneficially owned:

Each of the Reporting Persons is deemed to be the beneficial owner of 6,839,781 Ordinary Shares, which amount includes: (i) warrants to purchase 11,595,547 Ordinary Shares at an exercise price of $2.80 per Ordinary Share (“May Warrants”); (ii) $7,583,694.30 principal amount and accrued interest of Convertible Senior Secured Notes due 2026 (“May Notes”), which is convertible into 2,462,238 Ordinary Shares based on the initial conversion price of approximately $3.08 per Ordinary Share; (iii) warrants to purchase 29,271,494 Ordinary Shares at an exercise price of $1.1182 per Share (“October Warrants” and, together with May Warrants, “Warrants”); and (iv) $20,717,267.60 principal amount and accrued interest of Convertible Senior Secured Notes due 2026 (“October Notes” and, together with May Notes, “Notes”), which are convertible into 30,076,461 Ordinary Shares based on the initial conversion price of approximately $0.6888 per Ordinary Share, with each of (i) through (iv) subject to the Beneficial Ownership Limitations (defined below). The Warrants and Notes are subject to a blocker which prevents the holder from exercising the Warrants or converting the Notes to the extent that, upon such exercise or conversion, the holder would beneficially own in excess of 4.9% of the Ordinary Shares outstanding as a result of the conversion (the “Beneficial Ownership Limitations”).

	(b)	Percent of class:

Each of the Reporting Persons is deemed to beneficially own approximately 4.9% of the Ordinary Shares.
Percent of class is calculated based on 132,747,605 Ordinary Shares outstanding as of November 15, 2022, as reported in the Issuer’s Proxy Statement on Schedule 14A filed on November 21, 2022, plus the total number of Ordinary Shares that the Reporting Persons have the right to acquire upon conversion of Notes and exercise of Warrants, subject to the Beneficial Ownership Limitations, which amount has been added to the Ordinary Shares outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote	0
		(ii)	Shared power to vote or to direct the vote	6,839,781
		(iii)	Sole power to dispose or to direct the disposition of	0
		(iv)	Shared power to dispose or to direct the disposition of	6,839,781

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
See disclosure in Item 2(a) hereof.

Item 8.	Identification and Classification of Members of the Group.

Fund V is a party to a Noteholders Agreement, dated October 25, 2022, with certain other holders of Notes (collectively, the “Noteholders”), the Issuer and certain subsidiaries of the Issuer as Guarantors. The Noteholders have agreed to an aggregate beneficial ownership limitation of 4.90% of the Ordinary Shares outstanding.  As such, the Reporting Persons may be deemed to be members of a “group”, as such term is defined in Rule 13d-5 under the Act, with the other Noteholders.  Each of the Reporting Persons disclaims beneficial ownership of the Ordinary Shares beneficially owned by each of the other Noteholders.

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G7614L109	Page 7 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023
R. Michael Collins
Wazee Street Capital Management LLC
Wazee Street Opportunities Fund V LP

	By:	/s/ R. Michael Collins
R. Michael Collins, for himself and as President and Chief Investment Officer of Wazee Street Capital Management LLC, for itself and as investment manager of Wazee Street Opportunities Fund V LP

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. G7614L109	Page 8 of 9 Pages
EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 10, 2023, by and among the Reporting Persons	10

CUSIP No. G7614L109	Page 9 of 9 Pages
Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing to Schedule 13G for the Ordinary Shares of Rockley Photonics Holdings Limited.

Dated: February 14, 2023
R. Michael Collins
Wazee Street Capital Management LLC
Wazee Street Opportunities Fund V LP

	By:	/s/ R. Michael Collins
R. Michael Collins, for himself and as President and Chief Investment Officer of Wazee Street Capital Management LLC, for itself and as investment manager of Wazee Street Opportunities Fund V LP